

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 10, 2010

Heer Hsiao
President and Chief Executive Officer
GIA Investments Corp
c/o How2gopublic.com
4790 Caughlin Parkway, Suite 387
Reno, Nevada 89519

> **Re: GIA Investments Corp**
> **Registration Statement on Form S-1**
> **Filed October 15, 2010**
> **File No. 333-169955**

Dear Mr. Hsaio:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please provide complete responses, and where disclosure has changed, indicate precisely where in the marked version of the amendment we will find your responsive changes. To the extent comments on one section apply to similar disclosure elsewhere, please make corresponding revisions to all affected areas. Further, please provide updated disclosure with each amendment. This will minimize the need for us to repeat similar comments.

2.   Please revise the registration statement to comply with Rule 419. In this regard, we believe Rule 419 applies to all registered offerings of securities of blank check companies where the securities are penny stock, as defined under the Exchange Act.

Registration Statement Cover Page

3.   We note that you disclose an SIC code of 8742 on the cover page of your registration statement. However, your EDGAR Form ID indicates an SIC code of 6770, which is reserved for blank check companies. Please revise your registration statement to reflect the correct SIC code.

4.   Please correct the zip code for your agent for service of process. The correct zip code appears to be 89519.

Summary of Prospectus, page 4

A Cautionary Note on Forward-Looking Statements, page 4

5.   Please delete this section or move it to a part of the prospectus that is not covered by Rule 421(d).

The Offering, page 5

6.   Your prospectus contains conflicting disclosure with respect to the specific exemption from registration that you relied upon in effecting the transactions by which the selling shareholders received their shares. For example, you state here that they acquired shares in private placement transactions. However, at pages 41-42, you state that you relied on Regulation S. Please revise each relevant portion of your prospectus for consistency. In addition, provide your analysis as to how you complied with your claimed exemption.

Risk Factors, page 6

7.   As further discussed in the following comments, many of the risk factors you include do not appear to be relevant to your company, and in general, this section is not adequately tailored to your present facts and circumstances. Please substantially revise this section to disclose only the material risks that apply to you and this particular offering, and explain how such risks affect you or your securities being offered. See Item 503(c) of Regulation S-K.

8.   We note that your sole officer and director lives in China and that you intend to conduct your business operations primarily in China. Please add a risk factor addressing the fact that it will be difficult or impossible for investors to effect service of process or to enforce any judgments obtained against the company or Mr. Hsiao.

Regulations Relating to the Establishment of an Offshore Special Purpose Vehicle . . ., Page 7

9.   The caption of this risk factor does not appear to describe the discussion contained in the text of the risk factor. Please revise. In addition, we note that you are incorporated in Nevada, and not China, so it does not appear that any PRC approval is required for an investment in your common shares. Please advise or revise for clarity.

We May Continue to Lose Money . . ., page 8

10.   Contrary to your disclosure, a review of your financial statements indicates that you have not incurred any expenses or sustained any losses. Please revise or advise.

We Do Not Have Any Signed Agreements…, page 8

The Planned Increase in the Number of Customers Using our Service…, page 8

Our Revenue Growth Rate Depends…, page 9

11.   Based on your business plan, as described at page 8, it appears that you intend to acquire or merge with a private operating company in China. Therefore, it is not clear how contracts or relationships with suppliers or customers or the successful selection of new markets, market acceptance, or consumer recognition of your service quality will be relevant to your future results. In addition, please explain your reference to products, as it does not appear that you intend to manufacture, purchase, or sell any products.

A Failure to Manage our Growth Effectively Could Harm Our Business . . ., page 9

12.   Please clarify your statement that your "plans call for a significant increase in the growth of China." In addition, please further describe your "culture" and how a failure to maintain or to adapt your culture presents a material risk to your business, otherwise revise these statements.

Our Revenue is Subject to Volatility Based on the Global Economy . . .,page 9

13.   The text of this risk factor does not appear relevant to your proposed plan of operations. Please revise or advise.

Risks Associated With This Offering, page 10

If We Fail to Remain Current on our Reporting Requirements, We Could be Removed . . ., page 11

14.   Please revise this risk factor caption and text to reflect that your shares are not currently quoted on the OTCBB.

Description of our Business, page 14

15.   Please revise to provide a more comprehensive description of your planned business activities. For example, please disclose the factors that you would use to evaluate whether a particular property or business warrants further investigation or acquisition. In addition, expand your discussion of what "other activities" you will pursue "to enhance shareholder value." This comment also applies to your Management's Discussion and Analysis disclosure at page 31.

Principal Services and Their Markets, page 14

16.   Please identify the specific services that you intend to offer. It is unclear whether your proposed business is to counsel other companies regarding how to become publicly traded companies in the United States, or whether you intend to merge with or to acquire the companies that you identify in order to take that specific company public. In addition, identify the components of the "package" that you intend to offer.

Competition, page 14

17.   You state that you will "fall under the radar" of well-known law firms and financial institutions that are also seeking to identify successful Chinese companies with growth opportunity. Please explain whether your plan to focus solely on small businesses presents any risks due to the small size of the companies you might acquire, and if so, provide related risk factor disclosure.

Selling Shareholders, page 15

18.   You state at page 18 that each selling shareholder acquired shares "solely for investment and not with a view to or for resale." In that case, please explain why each selling shareholder is planning to sell all of their shares less than two months after they initially acquired them, otherwise revise.

Plan of Distribution, page 19

19.   Please revise all references to NASD, as this organization no longer exists.

Officers and Key Personnel of the Company, page 34

20. We note that you reference www.jing-hua.com here and at page 35. Given that this website is not in English, please explain how this would be helpful to investors in the United States, or remove these references. In the alternative, explain whether Mr. Hsiao plans to post an English version of the website.

Signatures

21. Please also provide the signature of a majority of your directors.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact John Lucas at (202) 551-5798 or, in his absence, me at (202) 551-3611 with any questions.

Sincerely,

Anne Nguyen Parker
Branch Chief.

cc: Via Facsimile